October 19, 2018

Mr. Rufus Decker Division of Corporation Finance Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Chemical & Mining Company of Chile Inc. Form 20-F for Fiscal Year ended December 31, 2017 Filed April 19, 2018 File No. 033-65728

Dear Mr. Decker:

As a follow-up to your telephone conversation on October 18, 2018, with Allen Miller of our U.S. counsel, Winston & Strawn LLP, I am writing to confirm that Chemical & Mining Company of Chile Inc. (the “Company”) is in receipt of the letter dated October 10, 2018 from The Division of Corporation Finance, Office of Beverages, Apparel and Mining, providing comments on the above-referenced filing of the Company and that the Company intends to respond to the comment letter by Wednesday, October 31, 2018.

If you have any questions with regard to the foregoing or require additional information, please contact Allen Miller of Winston & Strawn LLP at (212) 294-5330 or Sey-Hyo Lee at (212) 294-6655.

Very truly yours,

/s/ Ricardo Ramos
CFO & Vice-President of Development

VIA EDGAR

cc:	Mr. Blaise Rhodes

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: October 19, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless
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